SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant) By: /s/ Oded Bashan —————————————— Oded Bashan Chief Executive Officer and Chairman

Date: October 29, 2007

Press Release

For Immediate Release

HEARTLAND PAYMENT SYSTEMS SELECTS OTI CONTACTLESS
PAYMENT SOLUTION TO DEPLOY NEW STUDENT PAYMENT CARD

OTI Provides Contactless Smart Stickers for Cell Phones and Readers

Fort Lee, NJ – October 29, 2007 – On Track Innovations Ltd. (OTI) (NASDAQ-GM: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments and other applications, has been selected by Heartland Payment Systems, (NYSE: HPY), a leading provider of credit/debit/prepaid card processing, payroll and payment services, to provide universities, students and merchants with a unique and innovative solution of making – and accepting – contactless payments by cell phone. Heartland has completed the first full deployment at Slippery Rock University in Slippery Rock, PA.

As part of Heartland’s new micro-payments solution, students, faculty and staff at Slippery Rock University received OTI’s contactless smart sticker designed for use with mobile phones. The smart sticker on the phone enables payment at on-campus locations including campus vending machines, laundry facilities, photocopiers and printers, as well as at participating merchant locations in the surrounding community.

Payments by cell phone are enabled by OTI’s contactless Smart Sticker. The sticker is an entirely self-contained, contactless payment device that adheres to multiple surfaces including mobile phones, PDAs and more. Payments are made by placing the smart sticker a few inches away from OTI’s Saturn 6000 contactless reader. The Saturn 6000 contactless reader is a leading cost-to-performance contactless reader in the market today, certified by the major financial institutions.

Oded Bashan, Chairman and Chief Executive Officer of OTI commented: “The Heartland program offers students, faculty and staff convenience, speed and security. OTI’s Smart Sticker solution combines two global trends: the growing use of mobile phones and the growing popularity of contactless payment technology. Students present a lucrative market that adopts advanced solutions”.

About OTI
Established in 1990, OTI (NASDAQ-GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

About Heartland Payment Systems
Heartland Payment Systems, Inc., a NYSE company trading under the symbol HPY, delivers credit/debit/prepaid card processing, payroll and payment solutions to more than 150,000 small and mid-sized businesses nationwide Heartland is the founding supporter of The Merchant Bill of Rights, a public advocacy initiative that educates merchants about fair credit and debit card processing practices.

For more information on Heartland Payment Systems, visit www.heartlandpaymentsystems.com, the content of which is not part of this press release.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

Safe Harbor for Forward-Looking Statements:
This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “estimate” or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, plans or current expectations, such as those regarding the superiority of the Saturn 6000. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI’s Annual Report on Form 20-F for the year ended December 31, 2006, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations
Galit Mendelson	Miri Segal
Director of Corporate Communications	Strategic Growth International
201 944 5200 ext. 111	212 838 1444
galit@otiglobal.com	msegal@sgi-ir.com